Zhen Ding Resources Inc.
Suite 205, 353 St. Nicolas
Montreal, Quebec
Canada H2Y 2P1

June 26, 2015

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Zhen Ding Resources Inc.
Registration Statement on Form S-1 Originally Filed January 6, 2014
File No. 333-193211

Dear Mr. Reynolds:

Zhen Ding Resources Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (SEC File No. 333-193211), as amended, to 3:00 PM, Eastern Daylight Time, on June 30, 2015 or as soon thereafter as practicable. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wen Mei Tu
Wen Mei Tu
Chief Executive Officer

cc:  Chiang Law Office, P.C.